August 21, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Manitex International, Inc. Registration Statement on Form S-3
(Commission File No. 333-233155)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Manitex International, Inc. (the “Company”) hereby requests that the registration statement referred to above be declared effective on Friday, August 23, 2019 at 2:00 p.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ David J. Langevin
By:	David J. Langevin
Chief Executive Officer

cc:	Todd M. Kaye
Bryan Cave Leighton Paisner LLP